UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING (Check one):

[           ] Form 10-K    [ x ] Form 20-F    [           ] Form 11-K
[           ] Form 10-Q    [           ] Form 10-D    [           ] Form N-SAR    [           ] Form N-CSR

For Period Ended: March 31, 2009

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

PLAINTREE SYSTEMS INC.
Full Name of Registrant

N/A
Former Name if Applicable

90 Decosta Street
Address of Principal Executive Office (Street and Number)

Arnprior, Ontario, Canada K7S 3X1
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company's financial statement disclosure in its Form 20-F for the fiscal year ended March 31, 2008 is under discussion with the staff of the Division of Corporate Finance of the Securities and Exchange Commission ("SEC") regarding the Company’s accounting for its amalgamation with Hypernetics Limited and the Triodetic Group of Companies completed on April 1, 2008.  As these discussion have not concluded, the Company has been advised by its auditors that they will not be able to provide their consent to the Form 20-F until the discussion process is completed.   A statement of the Company’s auditors is attached to this Form 12b-25.  The Company expects to be able to file its Form 20-F for the year ended March 31, 2009 within the extension period.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Lynn Saunders	613	623-3434
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[X] Yes [  ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[           ] Yes [ x ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

PLAINTREE SYSTEMS INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 30, 2009	By:	/s/ “David Watson”
David Watson
	Title:	Chief Executive Officer

EXHIBIT TO FORM 12b-25

OF

PLAINTREE SYSTEMS INC.

Deloitte & Touche LLP 800 - 100 Queen Street Ottawa ON K1P 5T8 Canada Tel: (613) 236-2442 Fax: (613) 236-2195 www.deloitte.ca

October 1, 2009

Plaintree Systems Inc.

90 Decosta Street, Suite 100

Arnprior, ON K7S 0B5

Ladies and Gentlemen:

Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25, to be filed by Plaintree Systems Inc. on or about October 1, 2009, which contains notification of Plaintree Systems Inc.’s inability to file its Form 20-F by September 30, 2009. We have read Plaintree Systems Inc.’s statements contained in Part III therein and we agree with the statement that, as of this date, we have been unable to complete audit procedures considered necessary prior to the issuance of our report of independent registered chartered accountants on the consolidated balance sheet, consolidated statements of income and comprehensive income, shareholders’ equity (deficiency) and cash flows of Plaintree Systems Inc. for the year ended March 31, 2009, to be included in Plaintree Systems Inc.’s Form 20-F for the year ended March 31, 2009.

Very truly yours,

s/”Deloitte & Touche LLP”

Independent Registered Chartered Accountants

Licensed Public Accountants